

Mail Stop 3561

January 6, 2009

Via U.S. Mail

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

>   **Re: Smart Kids Group, Inc.**
>   **Amendment No. 2 to Form S-1**
>   **Filed December 15, 2008**
>   **File No. 333-153294**

Dear Mr. Shergold:

We have reviewed your responses to the comments in our letter dated October 27, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Registration Statement Cover Page

1. We note your disclosure in footnote (1) to the fee table that you are relying on Rule 416 to cover stock splits, stock dividends and similar transactions. Please tell us how you intend to rely on 416(a), or revise your disclosure to track the language of 416(b). In particular, discuss whether the common stock you are registering is being offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

2. We note your new disclosure in response to our prior comment number 4 that your stock is traded on the Grey Market. Since the Grey Market is neither a national securities exchange nor the Nasdaq Stock Market, and grey market bids and offers are not collected in a central spot, so that market transparency is diminished, it does not appear appropriate that this information be disclosed on

the cover page of your registration statement. Please remove the grey market disclosure from your cover page and, if you chose to discuss it elsewhere in your filing, provide a full and accurate picture of the trading that occurs on the grey market, including an emphasis on its lack of transparency and low liquidity.

3. Remove the second sentence of the second paragraph on the cover page in favor of the more accurate disclosure in the fourth paragraph that shares will only trade at prevailing market prices once they are quoted on the OTCBB.

Summary, page 1

4. We note your response to prior comment number 5; however, we are unable to locate disclosure of your assets, revenue and loss in the first paragraph of the summary. Please revise to include this information in the first paragraph of the summary, as well as the amount of cash you have on hand as of a recent date. Please also disclose in the forepart of the summary that you do not expect to become profitable for at least 24 months, if at all, that you believe you will require $12 million dollars to carry out your business plan and operational strategies and that you have not identified a single source of additional funding.

5. We note your response to previous comment 6; however, please revise your Summary to provide a more complete picture of your business, including a brief description of the products that you currently produce and the intellectual property assets that you currently own and provide additional disclosure as to how you intend to generate revenue. Also, please revise the second sentence in the first paragraph to explain the meaning of the phrase "digital media production company" and provide specific examples of your existing marketing and distribution channels, including a description of your business strategy for utilizing these channels and "commercializing" your IP. Avoid disclosures about the present activities in which you are engaged, unless you can provide concrete descriptions of what these activities are. For example, you state that you are engaged in licensing and development, but provide no details about what this means and its ultimate goal.

6. Specifically address throughout why you do not appear to be generating revenues from the current broadcasting of Be Alert Bert in South America and elsewhere. Do you own the intellectual property associated with these broadcasts and if not, who does?

7. Please provide more detail and clarity regarding your general statement that your business goal is to become a "premier online community and supplier of products and services" for children.

8. We note your response to our prior comment number 7. Please tell us and disclose whether you are in current discussions to make acquisitions.

9. We note your response to prior comment 8; however, please revise your Summary to include a discussion of the management fee and world-wide exclusive royalty-free license that the company agreed to pay to SKIH, including disclosure relating to royalties and accrued monies as of the most recent practicable date or advise us why you believe such disclosure is not necessary.

Balance Sheet Summary, page 2

10. Briefly describe the assets valued in the balance sheet and explain how you are valuing these assets. Also, briefly discuss your liabilities.

Our History Of Losses Is Expected To Continue . . . ., page 5

11. We note your response to prior comment 14; however, please provide additional discussion relating to the approximate $12 million in additional financing you will need to carry out your business plan, including disclosure relating to your strategy for obtaining such financing, potential sources, risks associated with each source and the period of time such financing will be adequate to satisfy your business requirements.

Selling Stockholders, page 13

12. We note your response to our prior comment number 13. Please confirm that none of the selling security holders that share the same last name are spouses or minor children of one another.

Relationships, page 17

13. We do not understand your disclosure regarding the agreement with Reich Brothers. Specifically, will your obligations commence upon the effectiveness of this registration statement or did they terminate 6 months after June 8, 2006? Also, tell us whether the shares underlying the subscription agreements are included in those you are attempting to register. Finally, if your payment obligations under the Advisory Agreement will not commence until after this registration statement is effective, tell us how you are able to register shares that you are not yet obligated to issue.

Directors, Executive Officers, Promoters and Control Persons, page 19

14. We note your response to previous comment 23; however, please revise your disclosure relating to the business experience to provide the approximate start and finish dates of each individual's employment and present the information in chronological order, if possible. For example, we note that you state that Mr. Shergold created, produced and marketed television series, a fitness program, software and related websites. When did he do this? Was he self-employed? Similarly, we note your disclosure that Mr. Ruppanner had a 28 year executive career with IBM. When did he begin working at IBM? What are the names of the marketing and service business units for which Mr. Ruppanner acted as General Manager? When did Mr. Ruppanner retire from IBM? Please make similar revisions regarding the business descriptions of Ms. Yakiwchuk and Mr. Kot. Remove disclosure that is not strictly called for by Item 401, such as references to awards. Explain what you mean in Mr. Ruppenner's biography when you say that TSS is a $1.3 billion technology service and support company. Is this the present market capitalization, revenue, or something else?

Summary Compensation Table, page 21

15. We note your response to prior comment 24; however, please revise your Summary Compensation Table to disclose, by footnote or otherwise, that the salary amounts listed for your Named Executive Officers in 2007 and 2008 have not been paid. Also, please explain how the $21,069 due to Mr. Shergold is not compensation. Revise to separate amounts paid as royalties and salary if they are indeed different amounts.

Employment Agreements, page 23

16. We note your response to prior comment 26; however, please reconcile your disclosure in your response letter to us dated December 15, 2008 that Mr. Shergold is the only officer working on software development with your disclosure on page 23 and in Note 6 to Notes to Financial Statements that fifty percent of Mr. Ruppanner's time is spent on software development. Also, please revise your disclosure under the heading Employment Agreements to discuss why your officers are involved in software development and how this activity corresponds to your stated business plans.

Deposits from Stock Subscriptions, page 25

17. Have the shares been issued in connection with these stock subscriptions? Tell us whether any shares that have not been issued under these agreements are included in the shares being registered in this registration statement.

Description of Our Business, page 26

18. We note your response to prior comment 29; however, please revise your disclosure to provide greater detail regarding your financing plans, including a discussion of specific cost estimates for each step of your business strategy, the anticipated funding sources, the approximate funds you will need to raise until you achieve profitability and any discussions you have had with funding sources. Also, please provide additional detail and clarity regarding the state of development for your website, character-based merchandise, 30 second commercials, TV series "The New Adventures of Bert and Clare" and kiosks, including a description of your progress to date and an estimated timeline for completion for each product.

19. Please reconcile your statement in the second sentence of the second paragraph under this heading that in 1997 the company published 26 episodes of a TV series with your statement that the company was founded on February 11, 2003.

20. Please revise your filing to provide a basis for your statement on page 26 that your portfolio of entertainment assets can be immediately marketed and distributed through a variety of channels, and your statement on page 27 that your new series "The Adventures of Bert and Clare" will be licensed in North America and globally.

Licensing Agreement, page 30

21. We note your response to prior comment 8; however, please revise your disclosure to clearly state whether SKIH or the company is obligated to pay Mr. Shergold a royalty of $5,000 per month. Revise your disclosure throughout. Also, please reconcile your disclosure on page 31 that the company may extend the License Agreement in perpetuity with your disclosure throughout the filing that the License Agreement is by and between Mr. Shergold and SKIH.

Description of Properties, page 31

22. We note your response to previous comment 33; however, please reconcile the disclosure in your response letter to us dated December 15, 2008 that INCORP is your registered agent with your disclosure on the cover page of your filing that Mr. Shergold is your registered agent. Also, please revise your disclosure under this heading to clarify that your principal executive office currently consists of a facility acting as a mail service and provide the disclosure regarding your property included in Note 10 to Financial Statements on page 51.

Results of Operations for the Fiscal Year Ended June 30, 2008 . . . ., page 33

23. We note your response to prior comment 36; however, please provide a brief discussion of why the capitalization of salaries in accordance with Statement of Position #98 would cause your assets to increase in fiscal year-end 2008 as a result of increased software development costs.

Liquidity and Capital Resources, page 35

24. We note your response to prior comment 38 and reissue. Please disclose quantitative information relating to your overhead expenses and cash flow on a monthly basis and the month you will run out of money assuming no change in present trends. Also, please provide additional disclosure regarding the sources of the cash for the cash expenditures you are incurring, including the amounts being paid by each of your officers and directors. Provide a more detailed description of the arrangements you have made to pay certain necessary service providers.

Director Independence, page 38

25. We note your response to prior comment 41 and reissue. Please revise your disclosure to state the applicable definition of independence you used to determine that none of your directors are independent. Refer to Item 407(a)(ii) of Regulation S-K.

Part II

Item 15. Recent Sales of Unregistered Securities, page 63

26. We note your response to previous comment 44 and reissue. Please revise to provide the aggregate offering price of the securities sold for cash in the transaction from February 12, 2003 to November 22, 2007. As to securities sold otherwise than for cash to Sean Slipchuk, the Nimbus Development Corp. and to Reich Bros., disclose the nature and aggregate amount of consideration received by the company and facts supporting your reliance upon the particular exemption from registration relied upon. Refer to Item 701 of Regulation S-K.

Deposits From Stock Subscriptions, page 63

27. We note your response to prior comment 45; however, please revise to provide additional disclosure regarding the conversion formula. Also, please add a risk factor discussing the risks and possible effects on the company and shareholders arising from the conversions, including dilution to shareholders, or advise us why you believe such disclosure is not necessary.

Item 17. Undertakings, page 65

28. We note your response to previous comment 46; however, please determine whether you are relying on Rule 430A, 430B or 430C of the Securities Act and provide the appropriate undertaking. Also, please delete any extraneous language, such as instructions regarding Form S-8, S-3, F-3 and foreign private issuers.

Signatures

29. We note your response to prior comment 47 and reissue. Please have your controller or principal accounting officer sign. In addition, only a single person should sign on behalf of the registrant.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Virginia K. Sourlis, Esq.
         Fax: (732) 530-9008